HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. No. 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

August 24, 2007

Ms. Jennifer R. Hardy, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Shimoda Marketing, Inc.

Fifth Amendment to Registration Statement on Form SB-2

File No. 333-132791

Filed  August 24, 2007

Dear Ms. Hardy:

Below are Shimoda Marketing, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated June 26, 2007.  On behalf of the Company, on August 24, 2007, I transmitted via EDGAR the Company’s Fifth Amendment to Registration Statement on Form SB-2.

General

1.

Updated financials provided according to Item 310(g) of Regulation S-B.

Table of Contents, page 1

2.

We are confused by this comment as the table of contents does show the page numbers of the sections and subdivisions of the prospectus.  Other than updating the page numbers, no changes made.

Number of shares being offered, page 1

3.

This disclosure has been revised here and elsewhere as follows:

Selling security holders will sell their shares at $1.00 per share until SMI’s securities become quoted on a securities exchange and after that at market prices or in negotiated private transactions.

Selected Financial Data, page 1

Ms. Jennifer R. Hardy

Re:  Shimoda Marketing, Inc.

August 24, 2007

4.

The Cost of Goods Sold line item was added to the statement of operations data for fiscal year 2005, as requested.

Risk Factors, page 2

5.

We revised Risk Factor 11 as follows:

Our results of operations and financial condition will be significantly affected by the cost of automotive repair equipment which we sell and market for OEM (Original Equipment Manufacturer) suppliers .. Changes in the cost and supply of the steel and parts , which are used to manufacture the automotive repair equipment, are subject to and determined by market forces over which we have no control. Generally, higher steel and parts costs translate into higher automotive repair equipment costs, which will reduce our profit margins if market conditions limit our ability to pass the increased costs to the customers. We are not sure that we will be able to pass through such costs through higher prices to our customers .. If we experience a sustained period of high steel and parts costs without increased pricing , such pricing may reduce our ability to generate revenues and our profit margins may significantly decrease or be eliminated resulting in the loss of some or all of your investment.

Plan of Distribution, page 10

6.

Our disclosure has been updated to June 30, 2007.

Business Development, page 11

7.

Bullet point, “Management of global supply line for clients,” deleted as requested.

Principal Products or Services and Their Markets, page 11

8.

Our disclosure was corrected as requested as follows:

All other distribution representation and consulting services represented approximately 27 % of our business during the fiscal year 2006.

9.

Our disclosure, bottom of first full paragraph on page 12, was revised to reflect status of planned expansion as follows:

Expansion into collision repair equipment began in May 2006 ..  Since then, 34% of our 2007 revenue has been derived from collision repair equipment distribution services rendered to Chief Automotive Technologies, Inc.

Our Competition, page 15

10.

The national player emerging in the industry has been disclosed in the third paragraph under “Our Competition” on page 15, as follow:

Ms. Jennifer R. Hardy

Re:  Shimoda Marketing, Inc.

August 24, 2007

Each of these companies utilize in-house service companies, greatly limiting their ability to counteract National Account Resource Division (“NARD”), a national player emerging in the industry with over 400 independent service centers that will cooperate with SMI for exclusive national arrangements.

11.

Disclosure was revised as follows:

Wheel service equipment (wheel balancers, tire changers, and alignment machines), air compressors, lubrication equipment, and oil tanks are considered third tier operations. Although we have not entered into any agreements with NARD as of the date of this prospectus, we intend to be a national sales and marketing representative for NARD which will allow SMI to expand to the third tier of operations which will include products such as wheel balancers, tire changers, brake lathes and nitrogen generators under the NARD label.  The offering of NARD’s equipment will increase the competitive position of SMI in the marketplace and will have a positive effect on our sales and net income.  When we have sufficient cash flow or when we raise additional capital we will look to expand into this third tier of operations.  We have been conducting preliminary communications with NARD regarding our becoming a national sales and marketing representative and when an agreement has been reduced to writing and executed, a copy of the agreement will be filed as an exhibit to this registration statement.

Sources and Availability of Raw Materials, page 16

12.

Revised to identify the two specific suppliers as Rotary Lift and Chief Automotive Technologies:

We market products and provide services and, as a result, we have to maintain relationships with our suppliers and we will not necessarily have any concern with raw materials ..  However, we will have a dependence on two (2) specific suppliers – Rotary Lift and Chief Automotive Technologies.

Dependence on Limited Customers, page 16

13.

Disclosure was revised as follows:

At the present time we rely on one (1) major customer , Forward Manufacturing Company, Inc., now Forward Lift (since being acquired by Rotary Lift), for the majority of our revenue. Forward Lift provided our revenue while we more fully developed our expansion plan.   Our expanding operations are allowing us to shed our dependence on Forward Lift and are providing us with revenue streams from multiple customers. In the future, we will not have to rely on any one or a limited number of customers for our business. We expect to continue to increase our client base more as we continue to expand.  In the first quarter of 2006 , Forward Lift supplied 100% of our revenue. As of December 31, 2006 this

Ms. Jennifer R. Hardy

Re:  Shimoda Marketing, Inc.

August 24, 2007

amount was reduced to 73% of our revenue and we anticipate this amount will be reduced by an additional 14% during 2007.

Our Employees, page 17; Employees, page 22

14.

Disclosure updated to June 30, 2007.

Certain Relationships and Related Transactions, page 17

15.

DACK, LL did no work for SMI in 2005.  The disclosure was revised as follows:

 For the year ended December 31, 2006 , DACK, LLC received $75,000

16.

Disclosure was revised as follows:

▪

The Company has also advanced funds to this affiliate, of which $13,143 is currently due the Company and which are non-interest bearing.

▪

In addition CRMI and SMI have entered into an Oral Commercial Rental Agreement ("Agreement") for the rental of office space located at 116 West McLeroy Blvd., Saginaw, TX 76179, (the “Premises”).

•

CRMI rents the Premises to SMI and SMI rents the Premises from CRMI on a month to month basis, for the monthly rental of $2,750 per month, which includes all utilities (water/electric/sewer/trash removal) and also includes maintenance and cleaning.

Our Business, Page 18

17.

Deleted “through subsequent offerings” as requested.

18.

Clarified the territory for SMI to act as Rotary Lift’s independent sales representative as follows:

The agreement calls for us to act as an independent sales and marketing representative to solicit orders for products and services in Rotary Lift’s name from targeted accounts located within the United States, Canada, and Mexico ..

19.

The new agreement between SMI and Chief Automotive Technologies, Inc., effective as of May 22, 2007, is provided as Exhibit 10.4.

20.

The website is, and has been, operational.  There is only one page.  If you were to enter information in the spaces provided, an e-mail would be sent to Michael Cranfill, President, SMI for his review and response.

Results of Operations for the Period Ended December 31, 2006, page 23

Ms. Jennifer R. Hardy

Re:  Shimoda Marketing, Inc.

August 24, 2007

21.

The MD&A was revised as requested to include the specific nature of the services that Mr. Cranfill provided during 2006 and clarified that was no income pursuant to any separation agreement between Mr. Cranfill and Forward Lift.  The disclosure was revised as follows:

In 2006, Mr. Cranfill managed the distribution channels for its two clients, Rotary Lift/Forward Lift and Chief Automotive Technologies, Inc.  His duties included adding and deleting distributors, adding National Accounts, adding export distributors, establishing pricing tiers for tier distribution channels, analyzing performance of distribution, aiding in collections, providing clients with competitive research, managing industry trade shows, and preparing monthly reports on company strengths, weaknesses, opportunities, and threats to their distribution business.

. . .

As a paid employee of Forward Manufacturing Co., Inc. during 2004 and 2005, Mr. Cranfill was required to restrict his business activity with SMI during this two (2) year tenure to avoid any possible conflict of interests.   During the year 2004 Mr. Cranfill was V.P. Sales & Marketing with Forward and then in 2005 he was promoted to President. This restriction applied from January 1, 2004 through December 31, 2005. During this two (2) year period of employment with Forward Manufacturing Mr. Cranfill worked nights and weekends (part-time) to continue to support the operations of SMI. While this contributed heavily to the loss shown by SMI in the years 2005 and 2004, the fiscal year 2006 showed a major increase in business for SMI.

The increased business in 2006 was due to additional collision repair equipment consulting and national account management services provided to Chief Automotive Technologies, Inc.  None of the consulting income was derived from any termination or separation agreement between Mr. Cranfill and his former employer, Forward Lift ..

22.

This disclosure was reconciled as requested and revised as follows:

Our revenue increased approximately $ 376,520 from 2005 and our expenses compared to 2005 were approximately $ 160,707 more. Our consulting income increased by nearly $ 281,678 from 2005.

Results of Operations Ended December 31, 2005, Page 24

23.

We reviewed and revised where necessary the analysis of cash flows used by operating activities for the year ended December 31, 2005 to assure agreement with the restated cash flow statement for said period appearing on page F-13.

24.

The statements were revised as follows:

As a result of Mr. Cranfill’s efforts, SMI was awarded account management of a key account base.  This key account base is included in our agreement with

Ms. Jennifer R. Hardy

Re:  Shimoda Marketing, Inc.

August 24, 2007

Rotary Lift.

. . . .  Our consulting in the collision repair segment is with Chief Automotive Technologies, Inc.

Liquidity and Capital Resources, page 24

25.

Discussion revised to reflect the forward stock split as follows:

Pursuant to the Company’s Board of Directors authorization of the sale of shares of the Company’s stock at $0. 00 01 per share to a maximum of sixty (60) family and close friends of the Company’s officers and directors in order to gain additional funding and involvement for the Company’s expansion, the Company continued to seek to bring in friends and family as additional shareholders/investors in the Company in order to assist in funding the Company’s endeavors. As of June 30, 2005, the Company had sold 6 70,000 additional shares of its common stock pursuant to this authorization.

Security Ownership of Certain Beneficial Owners and Management, page 28

26.

Disclosure updated to June 30, 2007.

Ms. Jennifer R. Hardy

Re:  Shimoda Marketing, Inc.

August 24, 2007

Financial Statements for the Year ended December 31, 2006

Statement of Operations, page F-4 (now see pages. F-4, F-8, F-12, F-16, and F-20)

27.

Mr. Cranfill’s compensation was set at $ 30 ,000 for 2006 because that wa s the amount that the Company’s Accountant determined was prudent to pay in light of the cash - flow.  The Company recognized $22,500.00 of compensation in 2005 for Mr. Cranfill and considered the compensation as contributed to capital by hi m ..  For the six months ended 06/30/07, we recognized $ 25 ,000 of compensation for Mr. Cranfill (through his intercompany loans) along with applicable payroll taxes and benefit plan contributions as the Company's operations are much improved.

In response to your question about the costs of services not being included in determining gross profits, the Statement of Operations for each reporting period now includes “Cost of Sales” and the Notes to Financial Statements contain an explanatory note: “COST OF SERVICES.” See pp. F-4, F-8, F-12, F-16, and F-20.

Note B – Significant Accounting Policies

Revenue Recognition, page F-7 (now page F-15)

28.

The “Revenue Recognition” footnote was revised to include a more robust discussion of services provided and revenue recognition as requested.

29.

SMI does not “sub-contract” installation and after-the-sale servicing of equipment – rather the Company simply coordinates on behalf of our clients (who then issue PO’s to sub-contractors for such activities). There are no revenues to SMI generated by any installation or service being performed by a sub-contractor.  SMI is paid for the overall management of distribution and servicing coordination only.  The disclosure on page 11, under “Business Development,” has been revised as follows:

As sales and marketing representatives, SMI’s consulting service includes managing the sale, installation and servicing of equipment under its management agreements ..  In other words, the client issues purchase orders to sub-contractors  for installation and after-the-sale servicing of this equipment – SMI merely oversees the sub-contractor’s activities on behalf of the client.

See also response to Comment 34, below.

Concentration of Credit Risk, page F-7 (now page F-15)

30.

As of December 31, 2006, the Company had no outstanding receivables from Forward Lift.  As of June 30, 2007 and June 30, 2006, the Company had outstanding receivables from Forward Lift of $32,000.00 and $0.00, respectively.  The disclosure in the Footnotes has been revised to reflect these amounts.

Income Taxes, page F-7 (now page F-16)

Ms. Jennifer R. Hardy

Re:  Shimoda Marketing, Inc.

August 24, 2007

31.

The disclosure was revised as requested.

Note D – Related Party Transactions, page F-8 (now page F-16)

Note H – Rent, page F-8 (now page F-16)

32.

Revised disclosure as requested.

33.

Revised disclosure as requested.

Financial Statements for the Year Ended December 31, 2005

Note B – Significant Accounting Policies

Revenue Recognition, page F-14 (now page F-23)

34.

The Company relied on EITF Abstract Issue No. 99-19, Example 2, in its determination that the equipment sales should be recognized on a gross basis.  The critical facts (in the context of Example 2) are as follows:  (1)  the customer looked directly to SMI (“Reseller” in Example 2) to facilitate the transaction and for the ultimate responsibility for its successful completion; (2) in light of (1), and SMI's relationship and reputation with the customer being at stake, SMI had "back end inventory risk" as defined in Issue 99-19; (3) SMI established (“negotiated”) the selling price; (4) SMI was responsible for services (installation); (5) SMI could select all suppliers and the customer relied entirely on SMI for this aspect of the transaction; (6) SMI was entirely or intimately involved in the specifications and services; and (7) SMI bore credit risk –  carrying the receivable after the installation.  Accordingly, we believe the sales are properly recognized on a gross basis under EITF 99-19.

35.

SMI oversees, on behalf of the client, the client’s sub-contractors as they (the sub-contractors) perform the installation and servicing of the equipment sold to the client by SMI.  There are no revenues to SMI generated by any installation or service being performed by a sub-contractor.  SMI is paid for the overall management of distribution and servicing coordination only.  Accordingly, and as stated previously, we believe the sales are properly recognized on a gross basis under EITF 99-19.  Please also see our responses to Comments 29 and 34, above.

Concentration of Credit Risk, page F-14 (now page F-23)

36.

Forward Lift is, currently, SMI’s single largest customer, and Mr. Cranfill was the president of Forward Lift.  However, in 2005, the largest revenue came from one unrelated customer, not Forward Lift. Note D has thus been revised for clarity as follows:

The Company’s President is also president of one of its key customers .

Note D – Related Party Transactions, page F-15 (now Note D, page F-24)

37.

Please see response to SEC Comment 36, above.  Note D has been revised.

Note F – Earnings per Common Share, page F-15 (now Note G, page F-24)

38.

Revised as requested.

Exhibit Index

Ms. Jennifer R. Hardy

Re:  Shimoda Marketing, Inc.

August 24, 2007

39.

EXHIBIT INDEX now appears immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Shimoda Marketing, Inc. SB-2/A-5

2.

Exhibit 5.5: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3.

Exhibit 10.4:  Management Agreement – Shimoda Marketing, Inc. and Chief Automotive Technologies, Inc.

4.

Exhibit 15.1: Letter on Unaudited Interim Financial Statements, for the period ended June 30, 2007

5.

Exhibit 23.5: Consent of Independent Registered Public Accounting Firm

6.

Exhibit 99.2: Terms of Oral Agreement between Chrysalis Resource Management, Inc. and Shimoda Marketing, Inc.